Filed Pursuant To Rule 433 Registration No. 333-167132 February 7, 2011

2010 Year-End Update —The Gold Market
PRICE TRENDS
The gold price continued its upward trend during 2010, ending the year at US $1,405.50/oz (Figure 1) on the London PM fix. This represented an increase of 29.6% for the year. The price climbed $98.50 in the fourth quarter, or 7.5%. Concerns over the health of economic growth in the developed world, quantitative easing, continued purchases from central banks in emerging markets, healthy jewelry consumption in regions like China and usage in technological applications have all ensured that gold demand remained strong.
THE VARYING SUPPLY AND DEMAND DYNAMICS OF GOLD
Like oil, gold supply is impacted by the ability of producers to identify and deliver newly mined gold to the market. Unlike oil, however, gold is not consumed or destroyed in its use, and there is the ability to recycle above-ground stocks to add to supply. Central banks, or the so-called official sector, are significant owners of gold reserves and have been sellers of gold for the past two decades. Since Q2 2009 however, central banks in aggregate have become the net buyers as Western banks have ceased sales and emerging economies have added to their reserves. Over the past 5 years, 59% of gold supply came from newly mined production, 35% from recycling the fabricated products such as jewelry, and 6% from net official sector sales (Figure 2).
Gold demand comes from three sources: jewelry, technology and investment. The primary source of demand comes from jewelry, accounting for 57% of total demand over the past five years. Investment demand, which includes both retail demand for gold coins and bars as well as demand for ETFs and similar products, accounted for 31% of aggregate demand during the same period. Technology demand, which comprises electronics’ consumption as well as medical and dental uses, represented the remaining 12%.

The demand factors can vary considerably from year to year. Through the first 9 months of 2010, investment demand had jumped to 37% of total demand and jewelry demand had fallen to 52% (industrial demand was fairly level at 11%). Even the composition of investment demand varies significantly from year to year—demand for ETFs and similar products was approximately 46% of total investment demand in 2009, versus 32% in the first 9 months of 2010 (Figure 3).
RECENT TRENDS IN GOLD SUPPLY AND DEMAND
In 2009 and 2010, the recovering global economy has impacted the drivers of gold demand and supply. The fairly consistent rise in gold prices has led to increased supply from mining and recycling. At the same time, jewelry, investment and technology demand has increased as well.
FIGURE 4: RECENT TRENDS IN GOLD SUPPLY AND DEMAND

CURRENT GOLD DEMAND FACTORS
TOTAL DEMAND	Increasing—2010 expected to exceed 2009.
JEWELRY DEMAND	Increasing—2010 expected to exceed 2009, driven by India and China.
INVESTMENT DEMAND	Increasing—strong demand for gold bars and coins and ETF demand in Q2 2010 was second highest ever.
TECHNOLOGY DEMAND	Increasing—driven by growing consumer demand for electronics.

CURRENT GOLD SUPPLY FACTORS
TOTAL SUPPLY	Increasing—2010 expected to trend higher to meet increased demand.
MINING SUPPLY	Increasing—higher mine production due to mine expansion and new supply from China, Australia and US.
RECYCLED GOLD SUPPLY	Increasing—higher gold prices has led to greater recycled supply.
OFFICIAL SECTOR SUPPLY	Decreasing—central banks moved from net sellers to net purchasers in 2010.
Source: World Gold Council, December 2010.
THE INVESTMENT CASE FOR GOLD
As with any asset class, investors turn to gold for both tactical and strategic investment reasons. The tactical case has been driven by strong demand and tight supply for gold. The strategic case is driven by the diversification benefits of gold.
GOLD AS A PORTFOLIO DIVERSIFIER
One of the most compelling reasons to own gold is to help diversify a portfolio. Gold’s diversification benefits are manifold. As seen in Figure 5, gold’s correlation is exceptionally low compared to traditional equities and bonds as well as to broader commodity indexes. Pease see important risk information at the end of this update about investing in gold.
FIGURE 5: GOLD CORRELATION TO MAJOR ASSET CLASSES

1) GOLD (LONDON PM FIXING)	1.00
2) COMMODITIES (S&P® GSCI COMMODITY INDEX)	0.27
3) US BONDS (BARCLAYS CAPITAL U.S. AGGREGATE INDEX)	0.24
4) INTERNATIONAL STOCKS (S&P GLOBAL EX-U.S. BMI INDEX)	0.16
5) REITS (DOW JONES U.S. SELECT REIT INDEX)	0.08
6) US STOCKS (S&P 500® INDEX)	-0.01
7) US DOLLAR (US DOLLAR INDEX)	-0.41
Source: Zephyr StyleADVISOR, SSgA Global ETF Strategy & Research, January 2001 to November 2010.
GOLD AS AN INFLATION HEDGE
Gold has been used as a hedge against inflation for centuries. Since 1973, when the price of gold became free-floating, gold has provided an annualized real rate of return of 3.8% over the US consumer price index (CPI). Historically, gold has seen its strongest price performance in years of high inflation such as 1980, providing an average real return of 14.9% in years in which CPI has been greater than 5%.1
GOLD AS A DOLLAR HEDGE
As illustrated in Figure 5, gold has historically demonstrated an inverse relationship to the dominant global currency—currently the US dollar. Over the past 10 years, the correlation of gold to the US Dollar Index, a trade-weighted basket of non-US currencies, was -0.41. 2

[1]	GFMS, World Gold Council, December 2010.

[2]	Zephyr StyleADVISOR, SSgA Global ETF Strategy & Research, January 2001 to November 2010.

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DEFINITIONS:
CORRELATION
A statistical measure of how two securities move in relation to each other. Correlation is computed into what is known as the correlation coefficient, which ranges between -1 and +1. Perfect positive correlation (a correlation co-efficient of +1) implies that as one security moves, either up or down, the other security will move in lockstep, in the same direction. Alternatively, perfect negative correlation means that if one security moves in either direction the security that is perfectly negatively correlated will move by an equal amount in the opposite direction. If the correlation is 0, the movements of the securities are said to have no correlation; they are completely random.
DIVERSIFICATION
A risk-management technique that mixes a wide variety of investments within a portfolio. The rationale contends that a portfolio of different kinds of investments will, on average, yield higher returns and pose a lower risk than any individual investment found within the portfolio. It strives to smooth out events in a portfolio so that the positive performance of some investments will neutralize the negative performance of others.
INDEX DEFINITIONS:
GOLD LONDON PM FIXING (SPOT PRICE)
The London fix is a method of determining the price of gold. It is carried out twice a day (10:30AM and 3:00PM, London time) by the 5 members via a dedicated conference call facility.
BARCLAYS CAPITAL U.S. AGGREGATE INDEX
The Barclays Capital U.S. Aggregate Index represents the securities of the US dollar-denominated, investment grade bond market. The Index provides a measure of the performance of the US dollar-denominated, investment grade, bond market, which includes investment grade (must be Baa3/BBB- or higher using the middle rating of Moody’s Investor Service, Inc., Standard & Poor’s, and Fitch Rating) government bonds, investment grade corporate bonds, mortgage pass through securities, commercial mortgage backed securities and asset backed securities that are publicly offered for sale in the United States.
DOW JONES U.S. SELECT REIT INDEX
The Dow Jones U.S. Select REIT Index is comprised of companies whose charters are the equity ownership and operation of commercial real estate and which operate under the REIT Act of 1960. The Index is generally rebalanced monthly, and returns are calculated on a buy and hold basis except as necessary to reflect the occasional occurrence of Index changes in the middle of the month. Each REIT in the Index is weighted by its float-adjusted market capitalization. That is, each security is weighted to reflect the attainable market performance of the security which reflects that portion of securities shares that are accessible to investors.
S&P 500 INDEX
The S&P 500 Index is composed of 500 selected stocks, all of which are listed on the Exchange, the NYSE or NASDAQ, and spans over 24 separate industry groups. Since 1968, the S&P 500 Index has been a component of the US Commerce Department’s list of Leading Indicators that track key sectors of the US economy. Current information regarding the market value of the S&P 500 Index is available from market information services. The S&P 500 Index is determined, comprised and calculated without regard to the Trust.

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ABOUT SPDR® ETFS
SPDR ETFs are a comprehensive fund family of over 90 ETFs, spanning an array of international and domestic asset classes. Offered by State Street Global Advisors, SPDR ETFs provide investors with the flexibility to select investments that are precisely aligned to their investment strategy. Recognized as the industry pioneer, State Street created the first ETF in 1993 (SPDR S&P 500® — Ticker SPY). Since then, we’ve sustained our place as an industry innovator through the introduction of many ground-breaking products, including first-to-market launches with gold, international real estate, international fixed income and sector ETFs.
For information about our ETF family, visit www.spdrs.com
STATE STREET GLOBAL MARKETS, LLC
State Street Financial Center
One Lincoln Street
Boston, MA 02111
866.320.4053
spdrgoldshares.com
FOR PUBLIC USE.
IMPORTANT RISK INFORMATION
As with all investments, investing in gold entails risk. There can be no assurance that gold will maintain its long-term value in terms of purchasing power in the future or that gold will continue to exhibit low to negative correlation with other asset classes. You could lose money my investing in gold.
ETFs trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns.
Neither diversification nor asset allocation ensure profit or guarantee against loss.
Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.
Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.
The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053.
GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. There can be no assurance that the active trading market for GLD shares will be maintained. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares.
“SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations that could affect investors’ rights may be found in GLD’s prospectus.
The Trust is sponsored by World Gold Trust Services, LLC (the “Sponsor”), a wholly-owned subsidiary of the World Gold Council. State Street Global Markets, LLC (the “Marketing Agent”) is the marketing agent of the Trust and an affiliate of State Street Global Advisors.
For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 0211• 866.320.4053 • www.spdrgoldshares.com.
Not FDIC Insured — No Bank Guarantee — May Lose Value
© 2011 State Street Corporation. All Rights Reserved.           IBG-3051           Exp. Date: 12/31/2011           IBG.GLDYE.0111

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SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.